February 19, 2013

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (Registration Statement No. 333-185409)

Ladies and Gentlemen:

Crosstex Energy, L.P., on its own behalf and on behalf of Crosstex Energy Finance Corporation and the other registrants (the “Registrants”) hereby requests that pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-4 (Registration Statement No. 333-185409) be accelerated so that the Registration Statement will become effective on February 21, 2013, at 2 p.m., Eastern time, or as soon thereafter as practicable.

In connection with making this request, the Registrants acknowledge that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CROSSTEX ENERGY, L.P.

By: Crosstex Energy GP, LLC, its general partner

		By:	/s/ Michael J. Garberding
Michael J. Garberding
Executive Vice President and
Chief Financial Officer

cc:	Mr. Sirimal R. Mukerjee
Ms. Anne Nguyen Parker
Securities and Exchange Commission

Mr. Joe A. Davis
Ms. Kendall C. Talbott
Crosstex Energy, L.P.

Mr. Douglass M. Rayburn
Baker Botts L.L.P.